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                           August 26, 2021

       James Sebra
       Chief Financial Officer and Treasurer
       INDEPENDENCE REALTY TRUST, INC.
       1835 Market Street, Suite 2601
       Philadelphia, Pennsylvania 19103

                                                        Re: INDEPENDENCE REALTY
TRUST, INC.
                                                            Registration
Statement on Form S-4
                                                            Filed August 17,
2021
                                                            File No. 333-258871

       Dear Mr. Sebra:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Patrick
Costello at 202-551-8742 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction